Exhibit 99.1

Vermilion Energy Inc. Announces Achievement of First Gas Production from Corrib Project

CALGARY, Dec. 30, 2015 /CNW/ - Vermilion Energy Inc. ("Vermilion", "the Company", "We", "Us", or "Our") (TSX, NYSE: VET) is pleased to announce that natural gas began to flow at our Corrib gas project in Ireland on December 30, 2015.  Production levels at Corrib are expected to rise over a period of approximately six months to a peak rate estimated at 58 mmcf/d (9,700 boe/d), net to Vermilion.

"First gas marks an important milestone for Vermilion" said Lorenzo Donadeo, CEO of Vermilion. "Corrib will be a significant contributor to both our 2016 and 2017 production growth and generate meaningful free cash flow for the Company.  Corrib strengthens our focus on Europe and provides us with operational momentum in an area where we are becoming a dominant intermediate producer.  Moreover, it is good news for Ireland.  Corrib will improve the security of natural gas supply in the Irish market and will bring long-term benefits and employment to the Irish economy."

Corrib production is priced in reference to the National Balancing Point (NBP) in the United Kingdom and will increase Vermilion's exposure to advantageously-priced European natural gas production. We anticipate that European-based natural gas will represent approximately 30% of our 2016 production volumes.

Corrib is a world class natural gas field located approximately 83 km off the northwest coast of Ireland.  The field is believed to contain approximately 1 trillion cubic feet of natural gas reserves.

Notes to Editors

  The Corrib project is a joint venture between Shell E&P Ireland Limited (45%), Statoil Exploration Ireland Limited (36.5%), and Vermilion Energy Ireland Limited (18.5%). Shell E&P Ireland Limited is the operator of the project.
  At peak production, the Corrib field has the potential to meet up to 60% of Ireland's gas needs.
  Six production wells are available in the Corrib field, which is located in water depths of approximately 350 m and lies approximately 3,000 m below the seabed.
  Natural gas is transported from the field through a 20-inch pipeline to the Bellanaboy Bridge Gas Terminal in northwest Mayo where it is processed before being transferred to the Gas Networks Ireland (GNI) national gas grid for distribution to Irish gas consumers.
  More than 6,000 people have worked on the development of the Corrib field.

More information on the Corrib project is available online at: www.shell.ie

Further information regarding the benefits associated with the Corrib project in Ireland is available online at:  www.shell.ie/progress

About Vermilion Energy Inc.

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing properties in North America, Europe and Australia.  Our business model targets annual organic production growth along with providing reliable and increasing dividends to investors.  Vermilion is targeting growth in production primarily through the exploitation of light oil and liquids-rich natural gas conventional resource plays in Canada and the United States, the exploration and development of high impact natural gas opportunities in the Netherlands and Germany, and through drilling and workover programs in France and Australia.  Vermilion also holds an 18.5% working interest in the Corrib gas field in Ireland.  Vermilion pays a monthly dividend of Canadian $0.215 per share, which provides a current yield of approximately 7%.  Management and directors of Vermilion hold approximately 6% of the outstanding shares, are committed to consistently delivering superior rewards for all stakeholders, and have delivered a 20-year history of market outperformance.  Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

SOURCE Vermilion Energy Inc.

%CIK: 0001293135

For further information: Lorenzo Donadeo, CEO; Anthony Marino, President & COO; Curtis W. Hicks, C.A., Executive VP & CFO; and/or Dean Morrison, Director Investor Relations, TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 10:05e 30-DEC-15